NovaGold Resources Inc.
Management’s Discussion & Analysis
November 30, 2010

2	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated February 16, 2011 and provides an analysis of NovaGold’s audited financial results for the fiscal year ended November 30, 2010 compared to the previous year. At February 16, 2011, the Company had 233.3 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 30, 2010 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and reconciled to U.S. GAAP in note 17 in the financial statements. The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the CICA standards outlined in the new accounting pronouncements section below, effective December 1, 2009. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold including the Company’s Annual Information Form for the year ended November 30, 2010 is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects — Donlin Creek and Galore Creek —100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has reduced some of the development risk at its two core projects by leveraging the construction and operating expertise of its senior operating partners, Barrick Gold Corporation (“Barrick”) and Teck Resources Limited (“Teck”). In addition, both of NovaGold’s core properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer. NovaGold’s business model focuses on five main steps: Identifying high-quality assets and making strategic, timely acquisitions; developing local partnerships through engagement, open and honest communication, and participation to assure the projects’ sustainability; using exploration expertise to expand existing deposits; advancing the projects to a feasibility level to bring reserves to the Company and value to shareholders; and creating strong partnerships with well-respected senior producers to advance the projects to production. NovaGold will continue to leverage its exploration and development expertise to bring additional resources and value to shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold published its first sustainability report in May 2010 with the objective of providing an overview of its commitment and approach to sustainability and its goals for future years. The report demonstrates the Company’s commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects.

NovaGold Resources Inc.	3
Year ended November 30, 2010

Management’s Discussion and Analysis

Corporate developments

Financings
In early March 2010, NovaGold completed non-brokered offerings with two respected investors in the gold sector for gross proceeds of US$175.0 million. The financings were completed under two supplements to the Company’s base shelf prospectus for US$500.0 million dated December 30, 2009. NovaGold issued 18,181,818 common shares of the Company at a price of US$5.50 per common share to several investment funds managed by Paulson & Co. Inc., and 13,636,364 common shares of the Company at a price of US$5.50 per common share with Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC.

During fiscal 2010 NovaGold received proceeds of US$6.7 million from the exercise of 4,464,571 warrants. Subsequent to the year end the Company also received proceeds of US$10.6 million from the exercise of 7,099,969 warrants.

Purchase and sale of properties
On December 20, 2010, NovaGold announced its intention to make a takeover offer for all outstanding common shares of Copper Canyon Resources Ltd. (“Copper Canyon”), a junior exploration company, on the basis of 0.0425 of a NovaGold common share for each one Copper Canyon common share. The offer represents a 41.8% premium based on the closing price of Copper Canyon common shares and NovaGold common shares on the TSX-V and TSX, respectively, on December 17, 2010. Based on public disclosure, there are approximately 57.4 million Copper Canyon common shares outstanding on a fully diluted basis, valuing the acquisition at approximately $34.1 million. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. NovaGold mailed the formal offer and takeover bid circular to Copper Canyon shareholders on January 18, 2011.

On December 18, 2009, NovaGold and its wholly-owned subsidiary, Alaska Gold Company (“AGC”), entered into an agreement with Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”) to purchase a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Upon completion of the purchase on January 11, 2010, NovaGold issued to Kennecott 931,098 common shares valued at US$5.0 million, and agreed to make cash payments to Kennecott of US$12.0 million each in January 2011 and January 2012. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million. The agreement terminated the exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler property.

The Company is currently soliciting offers to sell the Rock Creek project to provide more information to the Company’s Board of Directors. During the third quarter ended August 31, 2010 the Company wrote off the asset from its balance sheet. The Board of Directors will make a decision as to the future of the Rock Creek project following completion of the solicitation of offers. This decision may involve the sale of Rock Creek or its permanent closure.

Corporate governance
NovaGold announced several changes to its board of directors and senior management team during 2010.

In September, NovaGold appointed Gerry McConnell as Chairman of the Board, and in July appointed two new directors, Igor Levental and Marc Faber. Mr. McConnell has been a Director of NovaGold since 1984. Mr. McConnell served as President and Chief Executive Officer of NovaGold from 1984 until 1998, as President and Chief Executive Officer of Etruscan Resources Inc. from June 1990 until 2010, and is now Chief Executive Officer of Namibia Rare Earths Inc., a newly created private Canadian company dedicated to the development of rare earth opportunities in Namibia. Dr. Faber has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines and Sprott Asset Management. Mr. Levental is President of the Electrum Group of Companies, a leading privately-owned mineral exploration and development group with strategic holdings in private and public precious metals companies, including NovaGold. Mr. Levental is also a Director of Gabriel Resources Ltd. and Taung Gold Limited. Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation.

In November, NovaGold appointed Gil Leathley to the position of Senior Vice President and Chief Operating Officer. Mr. Leathley has been Senior Advisor to the President of NovaGold since 2009. As Senior Vice President and Chief Operating Officer, Mr. Leathley is responsible for all technical and operating aspects of NovaGold’s portfolio of projects, and will work with NovaGold’s partners, Barrick and Teck, to develop Donlin Creek and Galore Creek. With more than 50 years of mining

4	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

experience, Mr. Leathley has been involved in all aspects of mine construction and operations as well as the evaluation of exploration properties and potential acquisitions. Mr. Leathley retired in 2000 as Senior Vice President and Chief Operating Officer of Homestake Mining and has since worked as a consultant for a diverse group of Canadian mining companies. In December, NovaGold announced that Ron Rimelman had joined the senior team as Vice President Environment, Health, Safety & Sustainability (“EHSS”). Mr. Rimelman has worked as a consultant to NovaGold since June 2009. As Vice President EHSS, Mr. Rimelman will provide leadership, strategic direction and technical expertise in the areas of environment, health, safety, sustainability, risk management and security. With nearly 25 years of environmental experience, Mr. Rimelman has managed environmental impact assessments and permitting activities for mines around the world, with a focus in Alaska and other northern climates. His most recent position was Vice President Environmental Services for Tetra Tech, Inc.

Litigation
On September 10, 2010, the Company received final U.S. court approval for the U.S. settlement of a consolidated class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. On August 4, 2010, the Ontario Court approved the settlement of the Ontario action and on August 6, 2010, the British Columbia Court approved the settlement of the British Columbia action. As a result of these court approvals of the settlement, these proceedings are complete and the actions were dismissed. The $28.0 million settlement was covered by NovaGold’s insurance, and the Company did not pay out any of its own cash under the terms of the settlement.

NovaGold is also the subject of a lawsuit arising out of an accident at the Rock Creek mine in 2007 where two contractors were killed. See “Legal proceedings”.

Property review

Donlin Creek

Donlin Creek is one of the world’s largest known undeveloped gold deposits, with an update to the feasibility study in progress and pre-permitting activities underway. Donlin Creek is owned and operated by Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc., a subsidiary of Barrick. The deposit is located entirely on private, Alaskan Native-owned land, and Donlin Creek LLC has a strong relationship with Calista Corporation (“Calista”), owner of the sub-surface rights. The Donlin Creek property hosts a number of deposits and the current reserves and resources are contained within just 3 km of the 8 km district, with significant exploration potential remaining in the Donlin Creek district.

A reserve/resource update in March 2010, which incorporated additional drilling and an increase in gold price assumptions, estimated 33.6 million ounces of proven and probable gold reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Creek would be one of the world’s largest gold-producing mines.

Donlin Creek LLC expended approximately US$40.4 million in the fiscal year ended November 30, 2010, of which NovaGold contributed 50%. The 2010 work program completed the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source at the mine site, as opposed to using diesel to generate power as contemplated in the 2009 feasibility study. Donlin Creek LLC had discussions with major gas suppliers and engaged an energy consultant to lead the gas line studies; an analysis on the impacts to project infrastructure related to transportation and logistics is ongoing. The natural gas option would require building a 12-inch buried pipeline that would run approximately 315 miles from the Cook Inlet to the Donlin Creek site. Donlin Creek LLC  worked with multiple regulatory agencies, consultants and contractors to initiate environmental baseline and engineering studies along the proposed pipeline corridor, consulted stakeholders along the pipeline corridor, and reviewed permission and permitting requirements.

Using natural gas to generate power could result in a reduction to operating costs; power accounts for 25% of estimated project operating costs. The capital cost to build the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities. The potential impact of the pipeline option on capital and operating costs will be addressed in a revision to the project feasibility study anticipated to be completed in the second half of 2011.

In March 2010, Donlin Creek LLC renegotiated its lease with Calista, securing additional land to allow for future expansion and extending the lease to 2031. In addition to the 49,261 acres (20,081 hectares) leased from Calista, Donlin Creek LLC holds 242 Alaska State mining

NovaGold Resources Inc.	5
Year ended November 30, 2010

Management’s Discussion and Analysis

claims comprising 31,740 acres (12,845 hectares), bringing the total land package to 81,361 acres (32,926 hectares). The existing lease covers the subsurface rights for the entire Donlin Creek mineral reserves and resources. Among other things, amendments to the renegotiated lease provide for (i) the lease of certain additional lands that may be required for the development of the property, (ii) an extension of the term of the lease to April 30, 2031 and automatically year to year thereafter, so long as either mining or processing operations are carried out on or with respect to the property in good faith on a continuous basis in such year, or Donlin Creek LLC pays to Calista an advanced minimum royalty of US$3.0 million (subject to adjustment for increases in the Consumer Price Index) for such year, (iii) the elimination of Calista’s option to acquire a 5% to 15% participating operating interest in the project and replacement with the payment to Calista of a net proceeds royalty equal to 8% of the net proceeds realized by Donlin Creek LLC at the project after deducting certain capital and operating expenses (including an overhead charge, actual interest expenses incurred on borrowed funds and a 10% per annum deemed interest rate on investments not made with borrowed funds), and (iv) an increase in the advanced minimum royalties payable to Calista under the lease to US$0.5 million for the year ending April 30, 2010, increasing on an annual basis thereafter until reaching US$1.0 million for each of the years 2015 to 2024 inclusive and US$2.0 million for each of the years 2025 to 2030 inclusive. All advance minimum royalties paid to Calista continue to be recoverable as a credit against Calista’s existing net smelter royalty under the lease agreement, which remains unchanged.

Due to the accounting rules under Accounting Guideline-15, NovaGold continues to record its interest in the Donlin project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Creek LLC being recorded in the balance sheet on the equity investment line.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck each own a 50% interest and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources (including the Company’s share of the Copper Canyon deposit, of which NovaGold owns 60%) of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver.

GCMC expended approximately $16.0 million in the fiscal year ended November 30, 2010. Under the terms of the Galore Creek Partnership Agreement (“Partnership Agreement”), Teck is funding all costs for the project until it completes its earn-in obligations. At November 30, 2010, the Galore Creek Partnership had cash of $1.6 million and Teck had approximately $13.2 million remaining in project contributions to earn its 50% interest in the project.

During 2010, GCMC focused its efforts on care and maintenance of the existing infrastructure at the Galore Creek project. GCMC has also been reviewing a number of optimization scenarios for the Galore Creek project with the objective of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design and initiated a pre-feasibility study for the optimized mine plan, with completion scheduled for Q2-2011. The pre-feasibility study will provide capital cost estimates, potential permitting, construction and production timelines, and an updated resource estimate using expected long-term commodity prices. Compared with previous studies, changes to the project include:

  Relocation of the tailings facility allowing for construction of a conventional tailings dam;
  Relocation of the processing facilities allowing for future expansion;
  Realignment of the tunnel and access road; and
  An increase of daily throughput to approximately 90,000 tonnes per day.

Current plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. From there, concentrate would be piped along the remainder of the access road to Hwy 37. A trade-off study will identify the best alternative for transport of concentrate to market. The project would primarily use electric power, with a power line built along the access road to tie into the 287-kV transmission line (“NTL”) that the British Columbia and Canadian Governments have announced their intention to build. On April 15, 2010, the governments announced that the power line project had entered the public review process for its Environmental Assessment ("EA") Certificate, and the British Columbia Transmission Corporation website indicates that the NTL completed its public comment period with an overwhelmingly positive response, including support from the Tahltan Nation. On January 13, 2011, the BC Environmental Assessment Office referred the NTL application for an EA Certificate to the Minister of Mines and the Minister of the Environment. The Ministers have up to 45 days to make their decision on whether the NTL project should be awarded an EA Certificate.

6	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

Some components of the revised Galore Creek mine plan, such as the mill and tailings location, would require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and reducing the need for helicopter support. Depending on the results of the pre-feasibility study, the project may move directly into feasibility and permitting. Completion of the pre-feasibility study should also allow NovaGold to add additional gold, copper and silver reserves to its portfolio.

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Nome Operations

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is currently in care and maintenance.

The Company is currently soliciting offers to sell the Rock Creek project to provide more  information to the Company's Board of Directors. During the third quarter ended August 31, 2010 the Company  wrote off the asset from its balance sheet. The Board of Directors will make a decision as to the future of the Rock Creek project following completion of the solicitation offers. This decision may involve the sale of Rock Creek or its permanent closure. NovaGold will continue to assess the value of its other assets in the Nome area, which include Big Hurrah, Nome Gold, a sand and gravel business and a considerable land package.

During the third quarter of 2010, the Company assessed the estimated recoverability of the Rock Creek project resulting in an asset impairment for the year of $116.4 million and a remaining value of $nil. The impairment was calculated using a probability weighted approach considering various sales and closure scenarios where the sales scenarios were evaluated based upon the present value of the estimated future cash flows. Major assumptions incorporated into the present value calculation include long-term gold prices, operating costs, start-up capital and gold recovery percentages. Sensitivity analyses were prepared and scenarios of sale and closure were probability weighted. Another consideration was the cost of start-up and the availability of critical parts. The expected cash flow approach was used to determine fair value as there were uncertainties both in the timing and amount of the cash flows. The impairment loss was recorded to construction in progress, mining and milling equipment, and mineral properties and development costs. There can be no assurances that the subsequent decision to sell or reclaim the project would result in an accrual of closure costs which would be incurred when a decision is made.

The Company worked diligently in 2009 and 2010 to improve the project’s water management structures. NovaGold budgeted US$19.1 million at Rock Creek for 2010, with US$17.3 million spent during the fiscal year ended November 30, 2010. For 2011, NovaGold has budgeted US$8.5 million with a focus on continuing to meet permit requirements and environmental responsibilities. The Company will also prepare a preliminary closure plan for the project in the event that the Board chooses to close and reclaim the property rather than selling it to another operator.

Ambler

On January 11, 2010, the Company purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. To complete the purchase, the Company issued 931,098 common shares to Kennecott with a market value of approximately US$5.0 million, with a commitment for future cash payments to Kennecott of US$12.0 million each in January 2011 and January 2012. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million.

Ambler is an exploration-stage property located in Alaska comprising 90,614 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit shows 16.8 million tonnes of indicated resource grading 4.1% copper and 6.0% zinc and 11.9 million tonnes of inferred resource grading 3.6% copper and 5.0% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. The Company feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

NovaGold Resources Inc.	7
Year ended November 30, 2010

Management’s Discussion and Analysis

NovaGold budgeted US$1.5 million at Ambler for 2010, with US$1.5 million spent by NovaGold’s 2010 fiscal year end. Work at the property during 2010 focused on initiating the environmental and engineering studies necessary to initiate a pre-feasibility study to assess project economics. Until the Ambler camp reopens for the 2011 work season, project activities are focused on community engagement and opportunities to consolidate NovaGold’s land package in the district.

Additional information concerning reserves and resources can be found in “Appendix – Reserve and Resource Table”.

Outlook

At November 30, 2010, the Company had cash and cash equivalents of $151.7 million and working capital of $132.3 million. At November 30, 2009, the Company had cash and cash equivalents of $38.2 million and working capital of $26.6 million.

The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek. At the Donlin Creek project, Donlin Creek LLC has an approved 2011 budget of approximately US$41.0 million of which the Company’s 50% share is approximately US$20.5 million. The 2011 work program will focus on completing the feasibility revision to incorporate the natural gas pipeline, and preparing permit applications for the project. The feasibility revision will provide operating costs using natural gas rather than diesel as the primary power source for the project, and will also use more recent gold prices and capital inputs to provide updated capital and cash flow estimates. During 2011, Donlin Creek LLC will continue to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. The feasibility revision should be complete in the second half of 2011, at which point Donlin Creek LLC is expected to proceed to prepare and file permit applications for the project.

At the Galore Creek project, GCMC has an approved 2011 budget of approximately $12.3 million to focus on community engagement and completing the pre-feasibility study. Teck is currently contributing 100% of the funding for the Galore Creek project under the amended terms of the Partnership Agreement. Based on the 2011 budget, it is anticipated that Teck will complete its funding by mid-2011. Depending on the results of the pre-feasibility study, GCMC may consider resuming road construction activities and move into feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed. GCMC has maintained a very positive relationship with the Tahltan Nation and regulators during this period of review and optimization, and has received preliminary approval to resume road construction should NovaGold and Teck agree to advance the project following the results of the pre-feasibility study, which is anticipated to be completed in Q2-2011.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, as well as exploration and geotechnical drilling at site. The Company continues to work with NANA Corporation to establish a memorandum of agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities.

At the Rock Creek project, the Company has budgeted approximately US$8.5 million for care and maintenance activities. These costs may be reduced if the project is sold during the year. The Company will also prepare a preliminary closure plan for the project in the event that the Board chooses to close and reclaim the property rather than selling it to another operator.

8	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

Results of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Year ended	Year ended
	November 30, 2010	November 30, 2009
	$	$
Asset impairment	116,370	-
Equity loss	20,873	14,737
Foreign exchange gain	(3,158)	(15,160)
Gain on disposal of mineral properties	(1,440)	(1,563)
General and administrative expenses	4,231	4,294
Interest and accretion	15,187	18,470
Inventory write down	7,537	-
Mineral properties expense	12,727	3,179
Project care and maintenance (Galore Creek)	7,383	14,072
Project care and maintenance (Rock Creek)	18,405	25,489
Salaries, severance and payroll taxes	6,788	5,364
Loss on disposal of property, plant and equipment	-	9,707
Loss for the year after taxes	203,549	73,364
Basic and diluted loss per share	0.95	0.42

For the year ended November 30, 2010, the Company reported a loss of $203.5 million (or $0.95 basic and diluted loss per share) compared to a loss of $73.4 million (or $0.42 basic and diluted loss per share) for the previous year.

In 2010, the Company incurred a non-cash asset impairment cost of $116.4 million and a $7.5 million inventory write down at the Rock Creek project, with no comparable amount in 2009. The impairment adjustment was calculated using a probability weighted approach considering various sales and closure scenarios, where the sales scenarios were evaluated based upon the present value of the estimated future cash flows.

Other important variances are as follows: (a) the Company’s project care and maintenance charges in 2010 were $25.8 million compared to $39.6 million in 2009, due primarily to the reduction of care and maintenance activities at both Rock Creek and Galore Creek in 2010; (b) equity loss increased to $20.9 million in 2010 from $14.7 million in 2009, reflecting increased activity at the Company’s Donlin Creek project; (c) a $3.2 million foreign exchange gain occurred during 2010 compared to a gain of $15.2 million in 2009, due primarily to the effect on the Company’s U.S. dollar-denominated liabilities of the strengthening of the Canadian dollar against the U.S. dollar.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $0.6 million during 2010 compared with $1.2 million in 2009 due to decreased land sales in Nome, Alaska. Interest income increased to $0.6 million in 2010 from $0.4 million in 2009 as the result of an increase in cash holdings during the year.

Expenses for the year ended November 30, 2010 were $91.2 million compared to $85.8 million in 2009. The increase is primarily the result of an increase in mineral properties expenditures to $12.7 million in 2010 compared to $3.1 million in 2009, mainly due to the pre-feasibility study for the Galore Creek project and an increase in exploration activities at the Ambler project. This increase was offset by the decrease in project care and maintenance in 2010 of $25.8 million compared with $39.6 million in 2009, mainly due to the decreased level of activity required for maintenance of the tailings pond and water treatment plant at Rock Creek.

In 2010, the Company completed the sale of 100% of its interest in the Shotgun project in Alaska to TNR Gold Corp., resulting in a $1.4 million gain on disposal.

NovaGold Resources Inc.	9
Year ended November 30, 2010

Management’s Discussion and Analysis

Fourth quarter results

During the fourth quarter of 2010, the Company incurred $5.9 million in care and maintenance ($3.8 million at Rock Creek and $2.1 million at Galore Creek) compared to $15.5 million in the same period in 2009 ($11.6 million at Rock Creek and $3.9 million at Galore Creek), the decrease is due to the decreased level of activity required for maintenance of the tailings pond and water treatment plant at Rock Creek. The Company also incurred $5.7 million in equity loss in the Company’s Donlin Creek project during the fourth quarter of 2010 compared to $4.1 million in 2009; the increase is due primarily to expenditure related to the gas pipeline studies at the Donlin Creek project.

Selected financial data

The following annual and quarterly information is prepared in accordance with Canadian GAAP.

Annual information

Fiscal years ended November 30, 2010, 2009 and 2008:

	in thousands of Canadian dollars,
	except per share amounts
	2010	2009	2008
	$	$	$
Net revenues	599	1,195	2,167
Expenses and other items	(205,051)	(80,356)	(192,978)
Loss for the year	(203,549)	(73,364)	(194,972)
Loss per share – basic and diluted	(0.95)	(0.42)	(1.84)
Total assets	801,740	781,253	777,185
Total long-term financial liabilities	(152,846)	(142,212)	(180,671)

Quarterly information

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

						in thousands of Canadian dollars,
							except per share amounts
	11/30/10	8/31/10	5/31/10	2/28/10	11/30/09	8/31/09	5/31/09	2/28/09
	$	$	$	$	$	$	$	$
Net revenues	172	334	67	26	290	331	226	348
Earnings (loss) for the quarter	(21,481)	(147,598)	(15,753)	(18,717)	(21,999)	(18,113)	(4,769)	(28,483)
Earnings (loss) per share – basic	(0.12)	(0.66)	(0.07)	(0.10)	(0.09)	(0.10)	(0.03)	(0.20)
Earnings (loss) per share – diluted	(0.12	(0.66)	(0.07)	(0.10)	(0.09)	(0.10)	(0.03)	(0.20)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of operations at the Rock Creek project and subsequent activities related thereto. During the first quarter of 2009, the Company incurred a total of $16.8 million in interest and accretion and care and maintenance.  During the second quarter in 2009, the Company had a foreign exchange gain of $16.1 million. During the third quarter in 2009, the Company incurred a total of $12.0 million in interest and accretion and care and maintenance. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment by GCMC as certain road construction equipment and facilities were sold as the road progressed; also, the Company incurred a total of $18.1 million in interest and accretion and care and maintenance. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. During the second quarter of 2010, the Company incurred $13.6 million on salaries, exploration and care and maintenance. During the third quarter of 2010, the Company recorded an impairment loss on the Rock Creek project for the year of $116.4 million and a $7.5 million inventory write down. During the last quarter of fiscal 2010, the Company incurred a total of $17.9 million in care and maintenance and exploration activities. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

10	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

Liquidity and capital resources

At November 30, 2010, the Company had $151.7 million in cash and cash equivalents, of which $1.6 million was held by GCMC for the Galore Creek project. The Company expended $58.4 million on operating activities during the year ended November 30, 2010, compared with expenditures of $60.5 million on operating activities during the year ended November 30, 2009.

During the year, the Company generated $195.6 million in cash flows from financing activities compared with $117.4 million in 2009. In March 2010, the Company received $179.0 million in cash from the sale of 31,818,183 common shares at a price of US$5.50 per share, compared with $93.9 million in the same period in 2009. The Company also received $7.0 million in cash from warrants exercised compared with $9.1 million in the same period in 2009; as a result, the Company issued 4,307,691 common shares at an average price of US$1.50 per share. Further, the Company elected to pay $2.4 million in cash for withholding and payroll taxes related to performance share unit (“PSU”) vesting in lieu of issuing 261,445 common shares, as employees would be required to sell their common shares for the taxes due. Payroll remittances were due immediately upon vesting and the Company remitted the employee and employer portions of the taxes to the tax authorities. All of the Galore Creek costs, totaling $12.1 million in 2010 compared with $14.4 million in 2009, were funded by Teck.

During the year, the Company expended $23.7 million on investing activities compared with $31.0 million in 2009. This is mainly related to the $21.7 million funding for the Company’s share of exploration costs at the Donlin Creek project.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

Contractual obligated cash flow requirements, excluding operating leases, as at November 30, 2010 are as follows.

					in thousands of Canadian dollars,
						unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	9,654	9,654	-	-	-	-	-
Capital leases	1,067	698	369	-	-	-	-
Asset retirement obligations	23,857	7,890	2,297	-	-	-	13,670
Other notes payable	US$23,026	US$11,928	US$11,098
Convertible notes – interest (a)	US$23,077	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177	-
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$61,401	-	-	-	-	-	US$61,401

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

At November 30, 2010, the Company’s aggregate commitments for operating leases totaled $4.6 million. These operating leases include the Company’s leased head office location and certain office equipment leases with terms ranging from one to ten years. The Company also had purchase commitments outstanding at November 30, 2010 in the amount of $0.8 million for its operations.

The future minimum payments under operating leases at November 30, 2010 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2011	788
2012	629
2013	571
2014	580
2015	662
Thereafter	1,359
Total	4,589

NovaGold Resources Inc.	11
Year ended November 30, 2010

Management’s Discussion and Analysis

The Company’s cash balances are largely invested in bank and non-asset-backed commercial paper all with the two highest possible investment ratings and that can be easily liquidated with terms of 90 days or less.

Share capital

The fully diluted share capital as at November 30, 2010 is as follows.

	Number of shares	Weighted average
	(in thousands)	exercise/conversion price
Issued and outstanding (a)	226,001	-
Options (b)	11,338	$6.09
Performance share units (c)	136	$6.40
Warrants	49,346	US$1.50
Convertible notes (d)	8,953	US$10.61
Fully diluted	295,774

(a)	As at February 16, 2011, the Company had 233.3 million common shares issued and outstanding.

(b)

As at November 30, 2010, the number of unoptioned shares available for granting stock options under the Company’s 2004 Stock Option Plan was 11.3 million shares (2009: 5.6 million shares). Subsequent to the year end, the Company granted 899,700 stock options at an exercise price of $14.53 per share to its employees and directors.

(c)

On January 21, 2010, the Company granted 169,800 PSUs to employees and consultants. Each PSU entitles the participant to receive one common share of the Company at the end of a two-year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s share performance relative to both a representative group of other mining companies and the TSX index. At November 30, 2010, 135,700 PSUs remained outstanding net of forfeiture. Subsequent to year end, the Company granted an additional 244,000 PSUs to its employees net of forfeiture.

(d)

In March 2008, the Company issued US$95.0 million in unsecured senior convertible notes. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares.

To facilitate the Company’s ability to complete financings over coming years, in December 2009 the Company filed a 25-month US$500.0 million universal shelf prospectus that is intended to expedite the regulatory review associated with certain debt, convertible or equity financing. To date, US$175.0 million has been raised under this shelf prospectus through equity financing.

Related party transactions

The Company has arms-length market-based agreements in place to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp. (“Alexco”). During 2010, the services provided were $0.1 million (2009: $0.05 million) to TintinaGold, a related party having one director and a major shareholder in common with the Company; and $0.03 (2009: $0.1 million) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.9 million (2009: US$0.8 million) to Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2010, the Company had $0.2 million (2009: $0.3 million) receivable from related parties.

Financial instruments

The Company classifies its financial assets as held-for-trading, available-for-sale or loans and receivables. Financial liabilities are classified as either held-for-trading or loans and receivables.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where

12	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2010.

					in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	151,723	-	151,723	151,723
Accounts and prepaid receivable	469	-	-	-	469	469
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	5,165	-	-	5,165	5,165
Reclamation deposits	-	-	13,086	-	13,086	13,086
Long-term accounts receivable	49	-	-	-	49	49
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	9,654	9,654	9,654
Other notes payable	-	-	-	23,638	23,638	23,638
Promissory note (b)	-	-	-	63,034	63,034	63,034
Convertible debt (c)	-	-	-	61,882	61,882	165,304

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.

(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.

(c)	The carrying value of the convertible debt is a split instrument between equity and liabilities. The fair value represents the value payable under the instrument.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2010, the Company was exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

	in thousands of U.S. dollars
	November 30, 2010	November 30, 2009

Cash and cash equivalents	125,164	9,937
Accounts receivables	148	376
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(4,718)	(8,089)
Other notes payable	(23,026)	-
Amounts payable to Barrick – long term	(61,401)	(58,300)
Convertible notes	(60,278)	(55,469)
Total	(17,266)	(104,700)

NovaGold Resources Inc.	13
Year ended November 30, 2010

Management’s Discussion and Analysis

Based on the above net exposures, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $1.7 million in the Company’s net earnings before tax.

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s taxes and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The Company’s promissory note is contingent on the future cash flow generated from the Donlin Creek project thus it is not exposed to any credit risk.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 13 to the consolidated financial statements. Accounts payable and accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, Notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note at November 30, 2010, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial

14	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company will adopt these pronouncements at December 1, 2010; the result from this adoption would be the non-controlling interest balance will be classified as shareholders’ equity on the consolidated balance sheet.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year commencing December 1, 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS. The transition process consists of three primary phases:

  Scoping and diagnostic phase
  Impact analysis, evaluation and design phase
  Implementation and review phase

Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant and included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. The areas with the highest potential impact were identified to include the basis of consolidation, related party transactions, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company is currently undergoing this phase and is expected to complete this phase by the second quarter of 2011. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The areas where the Company expects material differences relate to US dollar denominated convertible debt and warrants where under IFRS the instruments are not considered to be linked to the Company's own equity as they are denominated in a currency other than the functional currency of NovaGold. Management is continuing to evaluate the differences and the full impact on future financial reporting is not reasonably determinable or estimable at this time.

Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The various accounting policy choices available are being assessed and those determined to be most appropriate to the Company’s circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and, as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the Company’s financial statements will only be determined once all applicable standards at the conversion date are known.

NovaGold Resources Inc.	15
Year ended November 30, 2010

Management’s Discussion and Analysis

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired during the year ended November 30, 2010 and an impairment loss was proportionately allocated to mineral properties and development costs. There can be no assurances that the subsequent decision to sell or reclaim the project would result in a material gain on sale or accrual of closure costs, which would be incurred when a decision is made.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

Intangible assets consist of power transmission rights acquired by the Company upon the acquisition of Coast Mountain Power Corp. Intangible assets are recorded at cost and amortized over their respective useful lives on a straight-line basis. The Company intends to amortize the power transmission rights over the expected life of the Galore Creek project on a straight-line basis. In 2010 the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. The NTL is currently in the final phases of approval. Should the NTL be built, NovaGold will no longer retain its power transmission rights and will accordingly impair the full value of that asset.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

Disclosure controls and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at November 30, 2010. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

16	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f)of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at November 30, 2010, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, that has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are set out below and under the heading “Risk factors” in NovaGold’s Annual Information Form for the year ended November 30, 2010 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will commence production at any of its mineral properties, generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental

NovaGold Resources Inc.	17
Year ended November 30, 2010

Management’s Discussion and Analysis

assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to reevaluate those activities at that time.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its reserve and resource estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. Indeed, the claims against AGC have now been dismissed by agreement without payment of any money. However, there can be no assurance that these proceedings will be resolved in favor of NovaGold.

Increased Regulatory Compliance Costs Relating to Dodd-Frank

In July 2010, the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and the Company anticipates that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on NovaGold. Dodd-Frank Act also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. The Company  may also incur additional costs associated with the Company's compliance with the new regulations and anticipated additional reporting and disclosure obligations. While the Company is not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to the Company at this time, The Company does not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and base metals; possible outcome or

18	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

merits of litigation; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Creek and Galore Creek project, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.	19
Year ended November 30, 2010

Management’s Discussion and Analysis

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at February 22, 2011

Reserves
Property	Reserve	Tonnes	In Situ Grade						Total Contained Metal				NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz u Eq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28		0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80

Resources (exclusive of Reserves)
Property	Resource	Tonnes	In Situ Grade						Total Contained Metal				NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (2)(3) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (2)(4) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.62	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.66	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.38	1,429.1

Copper Canyon (2)(5) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.94	355.2
60% Ownership - 40% Owned by Copper Canyon Resources
	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.32	1,784.3

Ambler (2)(6) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.57	936.9	1,313.1	210.0

Total Proven & Probable Reserves Contained Metal Total Measured & Indicated Contained Metal (exclusive of Reserves) Total Inferred Contained Metal								33.59					16.80		16.80
								12.01	155.38	10,464.6	2,237.1	350.3	6.23	93.83	7.79	6,001.4	2,237.1	350.3
								7.99	79.42	4,387.2	1,313.1	210.0	4.25	50.84	5.09	2,721.3	1,313.1	210.0

20	NovaGold Resources Inc.
Year ended November 30, 2010

Management’s Discussion and Analysis

Notes:
1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4. Sums may not agree due to rounding.

Resource Footnotes:
(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(3) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs -Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(4) The copper -equivalent grade was calculated as follows:
CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection.

(5) The copper -equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.

(6) US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied.

Cautionary Note Concerning Reserve & Resource Estimates
This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally onlypermits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons
The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
Donlin Creek	Kirk Hanson P.E., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
Gordon Seibel M.AusIMM, AMEC
Simon Allard, P.Eng.
Gregory Wortman P.Eng., AMEC
Alexandra Kozak P.Eng., AMEC

Donlin Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238

Galore Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report - January 25, 2008	http://www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf
Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit - January 31, 2008	http://www.novagold.net/upload/technical_reports/AmblerJan2008TechReport.pdf
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting

NovaGold Resources Inc.	21
Year ended November 30, 2010